Exhibit 26 (d)(b)

Estate Protector Rider	In this rider “we,” “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy.

This Rider’s Benefit. This rider provides additional insurance to the Beneficiary payable at the death of the second of the insured persons to die during the first four policy years. The amount of insurance provided by this rider is shown in the “Policy Information” section of the policy.

Cost of this Rider. The guaranteed maximum cost of this rider is shown in the “Policy Information” section of the policy.

Incontestability and Suicide. The Incontestability and Suicide Exclusion provisions of the policy also apply to this rider.

When this Rider will Terminate. This rider will terminate on the earlier of the following:

1.	the date the policy terminates or lapses; and

2.	the date four years from the Register Date shown on the specification page of the policy.

General. This rider is a part of the policy. It has no cash or loan value. Its benefit is subject to all the terms of this rider and the policy.

AXA EQUITABLE LIFE INSURANCE COMPANY

[		[

	Mark Pearson, Chairman of the Board and Chief Executive Officer]1		Karen Field Hazin, Vice President, Secretary and Associate General Counsel]1

ICC15-R15-150